Exhibit (h)(6)

TCW INVESTMENT MANAGEMENT COMPANY A MEMBER OF THE TCW GROUP 865 SOUTH FIGUEROA STREET, LOS ANGELES, CALIFORNIA 90017 TEL: 213 244 0585 FAX: 213 244 0489 E-MAIL: david.devito@tcw.com
DAVID S. DEVITO EXECUTIVE VICE PRESIDENT CHIEF OPERATING OFFICER

September 8, 2014

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California 90017

Re: Expense Limitations

Directors,

TCW Investment Management Company (“Adviser”), investment adviser to the TCW Funds, Inc., agrees to the following expense limitations:

1.456% with respect to Class I and Class N of the TCW Global Real Estate Fund; and

1.179% with respect to Class I and Class N of the TCW High Dividend Equities Fund.

The Adviser agrees that in the event the overall expenses of the Class I or Class N shares of the TCW Global Real Estate Fund or the TCW High Dividend Equities Fund exceed the stated expense limit on an annualized basis, the Adviser shall reimburse the class or classes of the relevant fund in respect of such shares for the difference. Each expense limitation does not include any expenses attributable to interest and acquired fund fees and expenses, if any.

This expense limitation, as applicable to the funds listed above, shall commence on November 24, 2014, and continue to December 1, 2015. The Adviser may, at its sole discretion, extend or modify the expense limitation at the conclusion of the period.

Very truly yours,

/s/ David S. DeVito
David S. DeVito
Executive Vice President and Chief Operating Officer